UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended

June 30, 2024

ARK7 PROPERTIES PLUS LLC

(A DELAWARE SERIES LIMITED LIABILITY COMPANY)

(Exact name of issuer as specified in its charter)

Delaware	88-1359905
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

1 Ferry Building, Ste 201

San Francisco, CA 94111

(Full mailing address of principal executive offices)

415-275-0701

(Issuer's telephone number, including area code)

Series #WGI3Z, Series #0XYT6, Series #JTDXY, Series #ZIE3T, Series #NHMOP, Series #QGXF0, Series #SOV9W, Series #WRA7O, Series #FTWDS, Series #P7FJ5, Series #RPFUV, Series #ORHOF, Series #ZAUH4, Series #OJXLW, Series #EYPIR, Series #5VCTK, Series #DIVTU, and Series #ET8BV

(Title of each class of securities issued pursuant to Regulation A)

I

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

THE INFORMATION CONTAINED IN THIS REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THIS REPORT, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

In this Annual Report, "we," "us," "our" or "our company", shall refer to Ark7 Properties Plus LLC. All of the series of our company may collectively be referred to in this Annual Report as the "series" and each, individually, as a "series." The membership interests of all series described above may collectively be referred to in this Annual Report as the "shares" and each, individually, as a "share". Ark7 Inc., a Delaware corporation ("Ark7") will serve as the asset manager responsible for managing each Series' Underlying Asset (the "Asset Manager") as described in the Asset Management Agreement between Ark7 Inc. and each series of Ark7 Properties Plus LLC. Ark7 will serve as the Managing Member responsible for the day-to-day management of the company and each registered series.

II

ITEM 1. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

You should read the following discussion and analysis of the financial statements and financial condition of Ark7 Properties Plus LLC and results of its operations together with: (i) its financial statements and related notes appearing at the end of this Offering Circular and (ii) the pro forma consolidated financial statements appearing at the end of this Offering Circular. This discussion contains forward-looking statements reflecting the company's current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Circular.

Overview

Ark7 Properties Plus LLC was formed on March 17, 2022 ("Inception") in the State of Delaware. Ark7 Properties Plus LLC is an investment vehicle which intends to enable investors to own fractional ownership of a specific real estate property. This lowers the cost-of-entry and minimizes the time commitment for real estate investing. An investment in the company entitles the investor to the potential economic benefits normally associated with direct property ownership, while requiring no investor involvement in asset or property management.

Ark7 is the company's Managing Member. As the company's Managing Member, it will manage the company's day-to-day operations. Ark7 is also the Managing Member of each Series and the Asset Manager of each Series and will manage each property that a Series acquires.

Emerging Growth Company

If the company becomes subject to the ongoing reporting requirements of the Exchange Act, we will qualify as an "emerging growth company" under the JOBS Act. As a result, we will be permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

  have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;
  comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);
  submit certain executive compensation matters to shareholder advisory votes, such as "say-on-pay" and "say-on-frequency;" and disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO's compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an "emerging growth company" for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1.07 billion, (ii) the date that we become a "large accelerated filer" as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our interests that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1.07 billion in non-convertible debt during the preceding three year period.

Operating Results - Six Months Ended June 30, 2024 and 2023

Revenues are generated at the series level. For the period ended June 30, 2024 and 2023, the Series aggregated together generated $183,118 and $108,135 in revenues, respectively.

These revenues were generated by rental income across each Series as set out below:

Series	Gross Rental Income as of June 30, 2024	Gross Rental Income as of June 30, 2023
#0XYT6	$ 19,848	$ 20,119
#5VCTK	$ 2,547	$ 0
#DIVTU	$ 8,071	$ 0
#ET8BV	$ 0	$ 0
#EYPIR	$ 2,289	$ 0
#FTWDS	$ 9,588	$ 9,309
#JTDXY	$ 19,800	$ 19,800
#NHMOP	$ 9,570	$ 0
#OJXLW	$ 4,341	$ 0
#ORHOF	$ 6,819	$ 0
#P7FJ5	$ 6,199	$ 9,300
#QGXF0	$ 21,085	$ 0
#RPFUV	$ 6,701	$ 0
#SOV9W	$ 13,104	$ 0
#WGI3Z	$ 10,260	$ 9,895
#WRA7O	$ 20,878	$ 19,912
#ZAUH4	$ 2,219	$ 0
#ZIE3T	$ 19,800	$ 19,800

Over this same period, each series incurred expenses from operations of the series, as well as professional expenses related to undertaking the Series offering. Expenses from operations of the properties, such as utilities, repairs and maintenance, insurance, and property tax amounted to:

Series	Expenses Relating to Operating of the Property as of June 30, 2024	Expenses Relating to Operating of the Property as of June 30, 2023
#0XYT6	$ 6,813	$ 4,861
#5VCTK	$ 772	$ 0
#DIVTU	$ 6,508	$ 0
#ET8BV	$ 2,203	$ 0
#EYPIR	$ 460	$ 0
#FTWDS	$ 2,825	$ 2,444
#JTDXY	$ 6,327	$ 6,272
#NHMOP	$ 3,963	$ 75
#OJXLW	$ 1,065	$ 0
#ORHOF	$ 6,028	$ 0
#P7FJ5	$ 2,459	$ 2,513
#QGXF0	$ 9,188	$ (349)
#RPFUV	$ 5,495	$ 0
#SOV9W	$ 4,069	$ 219
#WGI3Z	$ 1,259	$ 1,775
#WRA7O	$ 7,131	$ 6,771
#ZAUH4	$ 689	$ 0
#ZIE3T	$ 7,361	$ 5,650

When including all expenses, such as legal and professional fees, general and administrative expenses, depreciation, and interest expense to Ark7, against revenues during this period, resulted in net income of the following:

Series	Net Income (Loss) as of June 30, 2024	Net Income (Loss) as of June 30, 2023
#0XYT6	$ 5,820	$ (37,434)
#5VCTK	$ (1,950)	$ 0
#DIVTU	$ (13,017)	$ 0
#ET8BV	$ (2,796)	$ 0
#EYPIR	$ (1,419)	$ 0
#FTWDS	$ 1,963	$ (30,880)
#JTDXY	$ 6,448	$ (14,564)
#NHMOP	$ 92	$ (2,804)
#OJXLW	$ (3,122)	$ 0
#ORHOF	$ (9,730)	$ 0
#P7FJ5	$ (954)	$ (12,796)
#QGXF0	$ 2,812	$ (2,380)
#RPFUV	$ (5,684)	$ (2,400)
#SOV9W	$ 2,907	$ (2,809)
#WGI3Z	$ 2,214	$ (4,745)
#WRA7O	$ 4,121	$ (62,661)
#ZAUH4	$ (1,791)	$ 0
#ZIE3T	$ 5,478	$ (9,495)

Liquidity and Capital Resources

Each Series has allocated funds to establish property management reserves. These funds are designed to mitigate future financial uncertainties associated with property-related expenses, including maintenance, repairs, enhancements, or unanticipated costs. The aim is to maintain the properties in satisfactory condition, prevent financial strain, and preclude the necessity for immediate supplementary contributions from investors or owners due to substantial, unexpected expenses. As of June 30, 2024, the balance of the property management reserve by Series was:

Series	Cash and Property Management Reserve as of June 30, 2024
#0XYT6	$ 4,565
#5VCTK	$ 512
#DIVTU	$ 5,346
#ET8BV	$ 0
#EYPIR	$ 474
#FTWDS	$ 0
#JTDXY	$ 3,329
#NHMOP	$ 2,934
#OJXLW	$ 339
#ORHOF	$ 4,569
#P7FJ5	$ 0
#QGXF0	$ 6,288
#RPFUV	$ 0
#SOV9W	$ 0
#WGI3Z	$ 200
#WRA7O	$ 9,724
#ZAUH4	$ 397
#ZIE3T	$ 7,140

An additional $0 of cash is held by Ark7 Properties Plus LLC that is not assigned to a specific series.

Down Payment Loan Payables

The Parent Company provide initial funding required for property acquisitions and structured this as a down payment loan to APPL and its series. Borrowers are authorized to use the Parent Company's bank checking account for property acquisition purpose.

Series #0XYT6

On July 1, 2022, the APPL - Series #0XYT6 executed a Loan Agreement from the Parent Company. According to the Loan Agreement, the APPL - Series #0XYT6 borrowed $378,478 at 9% interest with a maturity of June 30, 2023. The outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2024 and December 31, 2023 was $0 and $0, respectively, and is included in related party debt, current on the accompanying balance sheet. The interest expenses incurred in the six months ended at June 30, 2024 and 2023 was $0 and $4,841, respectively. Ark7 Properties Plus LLC - Series #0XYT6.

Series #5VCTK

On May 20, 2024, the APPL - Series #5VCTK executed a Loan Agreement from the Parent Company. According to the Loan Agreement, the APPL - Series #5VCTK borrowed $240,000 at 10% interest with a maturity of May 19, 2025. The loan was paid off in 2023, and the outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2024 and December 31, 2023 was $240,000 and $0, respectively, and is included in related party debt, current on the accompanying balance sheet. The interest expenses incurred in the six months ended at June 30, 2024 and 2023 was $2,762 and $0, respectively. Ark7 Properties Plus LLC - Series #5VCTK.

Series #DIVTU

On December 1, 2023, the APPL - Series #DIVTU executed a Loan Agreement from the Parent Company. According to the Loan Agreement, the APPL - Series #DIVTU borrowed $222,660 at 10% interest with a maturity of November 30, 2024. The outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2024 and December 31, 2023 was $222,660 and $0, respectively, and is included in related party debt, current on the accompanying balance sheet. The interest expenses incurred in the six months ended at June 30, 2024 and 2023 was $11,103 and $0, respectively. Ark7 Properties Plus LLC - Series #DIVTU.

Series #ET8BV

On May 24, 2024, the APPL - Series #ET8BV executed a Loan Agreement from the Parent Company. According to the Loan Agreement, the APPL - Series #ET8BV borrowed $200,000 at 10% interest with a maturity of May 23, 2025. The outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2024 and December 31, 2023 was $200,000 and $0, respectively, and is included in related party debt, current on the accompanying balance sheet. The interest expenses incurred in the six months ended at June 30, 2024 and 2023 was $0 and $0, respectively. Ark7 Properties Plus LLC - Series #ET8BV.

Series #EYPIR

On May 20, 2024, the APPL - Series #EYPIR executed a Loan Agreement from the Parent Company. According to the Loan Agreement, the APPL - Series #EYPIR borrowed $210,000 at 10% interest with a maturity of May 19, 2025. The outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2024 and December 31, 2023 was $210,000 and $0, respectively, and is included in related party debt, current on the accompanying balance sheet. The interest expenses incurred in the six months ended at June 30, 2024 and 2023 was $2,416 and $0, respectively. Ark7 Properties Plus LLC - Series #EYPIR.

Series #FTWDS

On September 1, 2022, the APPL - Series #FTWDS executed a Loan Agreement from the Parent Company. According to the Loan Agreement, the APPL - Series #FTWDS borrowed $228,015 at 9% interest with a maturity of August 31, 2023. The outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2024 and December 31, 2023 was $0 and $0, respectively, and is included in related party debt, current on the accompanying balance sheet. The interest expenses incurred in the six months ended at June 30, 2024 and 2023 was $0 and $4,112, respectively. Ark7 Properties Plus LLC - Series #FTWDS.

Series #JTDXY

On August 1, 2022, the APPL - Series #JTDXY executed a Loan Agreement from the Parent Company. According to the Loan Agreement, the APPL - Series #JTDXY borrowed $356,203 at 9% interest with a maturity of July 31, 2024. The loan was paid off in 2023, and the outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2024 and December 31, 2023 was $0 and $0, respectively, and is included in related party debt, current on the accompanying balance sheet. The interest expenses incurred in the six months ended at June 30, 2024 and 2023 was $190 and $11,767, respectively. Ark7 Properties Plus LLC - Series #JTDXY.

Series #NHMOP

On October 1, 2023, the APPL - Series #NHMOP executed a Loan Agreement from the Parent Company. According to the Loan Agreement, the APPL - Series #NHMOP borrowed $165,100 at 10% interest with a maturity of September 30, 2024. The loan was paid off in 2023, and the outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2024 and December 31, 2023 was $0 and $66,000, respectively, and is included in related party debt, current on the accompanying balance sheet. The interest expenses incurred in the six months ended at June 30, 2024 and 2023 was $2,926 and $0, respectively. Ark7 Properties Plus LLC - Series #NHMOP.

Series #OJXLW

On April 18, 2024, the APPL - Series #OJXLW executed a Loan Agreement from the Parent Company. According to the Loan Agreement, the APPL - Series #OJXLW borrowed $230,000 at 10% interest with a maturity of April 17, 2025. The loan was paid off in 2024, and the outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2024 and December 31, 2023 was $230,000 and $0, respectively, and is included in related party debt, current on the accompanying balance sheet. The interest expenses incurred in the six months ended at June 30, 2024 and 2023 was $4,663 and $0, respectively. Ark7 Properties Plus LLC - Series #OJXLW.

Series #ORHOF

On November 1, 2023, the APPL - Series #ORHOF executed a Loan Agreement from the Parent Company. According to the Loan Agreement, the APPL - Series #ORHOF borrowed $175,587 at 10% interest with a maturity of October 31, 2024. The outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2024 and December 31, 2023 was $0 and $0, respectively, and is included in related party debt, current on the accompanying balance sheet. The interest expenses incurred in the six months ended at June 30, 2024 and 2023 was $7,312 and $0, respectively. Ark7 Properties Plus LLC - Series #ORHOF.

Series #P7FJ5

On September 1, 2022, the APPL - Series #P7FJ5 executed a Loan Agreement from the Parent Company. According to the Loan Agreement, the APPL - Series #P7FJ5 borrowed $227,985 at 9% interest with a maturity of August 31, 2024. The loan was paid off in 2024, and the outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2024 and December 31, 2023 was $0 and $0, respectively, and is included in related party debt, current on the accompanying balance sheet. The interest expenses incurred in the six months ended at June 30, 2024 and 2023 was $0 and $8,624, respectively. Ark7 Properties Plus LLC - Series #P7FJ5.

Series #QGXF0

On August 1, 2023, the APPL - Series #QGXF0 executed a Loan Agreement from the Parent Company. According to the Loan Agreement, the APPL - Series #QGXF0 borrowed $344,051 at 10% interest with a maturity of July 31, 2024. The loan was paid off in 2023, and the outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2024 and December 31, 2023 was $0 and $0, respectively, and is included in related party debt, current on the accompanying balance sheet. The interest expenses incurred in the six months ended at June 30, 2024 and 2023 was $2,398 and $0, respectively. Ark7 Properties Plus LLC - Series #QGXF0.

Series #RPFUV

On October 18, 2023, the APPL - Series #RPFUV executed a Loan Agreement from the Parent Company. According to the Loan Agreement, the APPL - Series #RPFUV borrowed $250,963 at 10% interest with a maturity of October 17, 2024. The loan was paid off in 2023, and the outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2024 and December 31, 2023 was $0 and $0, respectively, and is included in related party debt, current on the accompanying balance sheet. The interest expenses incurred in the six months ended at June 30, 2024 and 2023 was $2,924 and $0, respectively. Ark7 Properties Plus LLC - Series #RPFUV.

Series #SOV9W

On August 1, 2023, the APPL - Series #SOV9W executed a Loan Agreement from the Parent Company. According to the Loan Agreement, the APPL - Series #SOV9W borrowed $212,919 at 10% interest with a maturity of July 31, 2024. The loan was paid off in 2023, and the outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2024 and December 31, 2023 was $0 and $0, respectively, and is included in related party debt, current on the accompanying balance sheet. The interest expenses incurred in the six months ended at June 30, 2024 and 2023 was $1,812 and $0, respectively. Ark7 Properties Plus LLC - Series #SOV9W.

Series #WGI3Z

On April 5, 2022, the APPL - Series #WGI3Z executed a Loan Agreement from the Parent Company. According to the Loan Agreement, the APPL - Series #WGI3Z borrowed $299,120 at 9% interest with a maturity of April 4, 2023. The loan was paid off in 2023, and the outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2024 and December 31, 2023 was $0 and $0, respectively, and is included in related party debt, current on the accompanying balance sheet. The interest expenses incurred in the six months ended at June 30, 2024 and 2023 was $0 and $0, respectively. Ark7 Properties Plus LLC - Series #WGI3Z.

Series #WRA7O

On October 1, 2022, the APPL - Series #WRA7O executed a Loan Agreement from the Parent Company. According to the Loan Agreement, the APPL - Series #WRA7O borrowed $542,610 at 9% interest with a maturity of September 30, 2023. The loan was paid off in 2022, and the outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2024 and December 31, 2023 was $0 and $0, respectively, and is included in related party debt, current on the accompanying balance sheet. The interest expenses incurred in the six months ended at June 30, 2024 and 2023 was $0 and $13,530, respectively. Ark7 Properties Plus LLC - Series #WRA7O.

Series #ZAUH4

On May 20, 2024, the APPL - Series #ZAUH4 executed a Loan Agreement from the Parent Company. According to the Loan Agreement, the APPL - Series #ZAUH4 borrowed $210,000 at 10% interest with a maturity of May 19, 2025. The loan was paid off in 2023, and the outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2024 and December 31, 2023 was $210,000 and $0, respectively, and is included in related party debt, current on the accompanying balance sheet. The interest expenses incurred in the six months ended at June 30, 2024 and 2023 was $2,416 and $0, respectively. Ark7 Properties Plus LLC - Series #ZAUH4.

Series #ZIE3T

On August 1, 2022, the APPL - Series #ZIE3T executed a Loan Agreement from the Parent Company. According to the Loan Agreement, the APPL - Series #ZIE3T borrowed $360,205 at 9% interest with a maturity of July 31, 2024. The outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2024 and December 31, 2023 was $0 and $0, respectively, and is included in related party debt, current on the accompanying balance sheet. The interest expenses incurred in the six months ended at June 30, 2024 and 2023 was $0 and $7,560, respectively. Ark7 Properties Plus LLC - Series #ZIE3T.

Trend Information

Our results of operations are affected by a variety of factors, including conditions in the financial markets and the economic and political environments, particularly in the United States. Global economic conditions, including political environments, financial market performance, interest rates, credit spreads or other conditions beyond our control are unpredictable and could negatively affect the value of the series properties, our ability to acquire and manage single family rentals and the success of our current and future offerings. In addition to the aforementioned macroeconomic trends, we believe the following factors will influence our future performance:

  Recent increases in interest rates may have a negative effect on the demand for our offerings due to the attractiveness of alternative investments.
  The continuing increase in prices in the United States housing market may result in difficulties in sourcing properties and meeting demand for our offerings.
  Continued increases in remote work arrangements may lead to greater rental activity in our target markets.

ITEM 2. OTHER INFORMATION

None.

ITEM 3. FINANCIAL STATEMENTS

ARK7 PROPERTIES PLUS LLC

UNAUDITED CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

For the six months ended June 30, 2024

Ark7 Properties Plus LLC

Consolidated Balance Sheet

As of June 30, 2024 (Unaudited)

Description	Note	June 30, 2024
Assets
Current Assets
Cash and cash equivalents	2	$ 82,696
Receivables		32,325
Related party receivables		0
Prepaid expenses		87,513
Total Current Assets		202,533
Noncurrent Assets
Property, plant, and equipment
Property, plant, and equipment - Cost		4,851,486
Property, plant, and equipment - Accumulated Depreciation		(178,348)
Total Property, plant, and equipment	1	4,673,138
Total Noncurrent Assets		4,673,138
Total Assets		4,875,672

Liabilities & Members' Equity
Liabilities
Current Liabilities
Accounts payable and accrued liabilities		128,723
Related party payable	3	(1,402,419)
Related party debt, current		464,247
Other liabilities, current		20,175
Total Current Liabilities		(778,232)
Total Liabilities		446,745

Member's Equity
Equity Capital
Members' Equity		4,883,177
Retained Earnings (Accumulated Deficit)		(454,250)
Total Equity Capital		4,428,927
Total Member's Equity		4,428,927
Total Liabilities & Members' Equity		$ 4,875,672

See accompanying notes to the Consolidated and Consolidating financial statements

Ark7 Properties Plus LLC

Consolidated Statement of Income

For the six months ended June 30, 2024 (Unaudited)

Description	Note	June 30, 2024
Net Income (Loss)
Gross Profit (Loss)
Rental Income		$ 182,194
Other rental fees		923
Total Gross Profit (Loss)	1	183,118
Operating Expenses
General and administrative expenses		60,572
Depreciation and amortization expenses		63,460
Property tax and state fee		33,327
Total Operating Expenses		157,358
Operating Income (Loss)		25,760
Other Income (Loss)
Interest expense	3	(18,164)
Interest expense, related party	4	(0)
Other income (expense)		34
Total Other Income (Loss)		(18,130)
Total Net Income (Loss)		$ 7,630

See accompanying notes to the Consolidated and Consolidating financial statements

Ark7 Properties Plus LLC

Consolidated Statement of Members' Equity

For the six months ended June 30, 2024 (Unaudited)

Description	June 30, 2024
Balance at the beginning of the period	$ 3,416,987
Equity Contribution	1,112,876
Net Income (Loss)	7,630
Distribution	(108,566)
Balance at the end of the period	$ 4,428,927

See accompanying notes to the Consolidated and Consolidating financial statements

Ark7 Properties Plus LLC

Consolidated Statement of Cash Flows

For the six months ended June 30, 2024 (Unaudited)

Description	June 30, 2024
Cash Flows From Operating Activities
Net Income (Loss)	$ 7,630
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities
Depreciation, other operating	63,460
Amortization of debt issuance costs	217
Total Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities	63,677
(Increase) decrease in operating assets, net of effects of businesses acquired
Accounts receivable	(27,158)
Related party receivables	0
Prepaid expenses	(70,324)
Increase (decrease) in operating liabilities, net of effects of businesses acquired
Accounts payable and accrued expenses	26,524
Related party payable	(842,051)
Other liabilities	(1,632)
Net Cash Provided by (Used in) Operating Activities	(843,334)
Cash Flows from Investing Activities
Purchase of property, plant, and equipment	(1,338,343)
Net Cash Provided by (Used in) Investing Activities	(2,374,810)
Cash Flows from Financing Activities
Proceeds from issuance of related party debt	1,278,800
Repayment of related party debt	(242,333)
Proceeds from private offerings	1,112,876
Distributions to partners	(108,566)
Net Cash Provided by (Used in) Financing Activities	3,276,579
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	58,434
Cash, Cash Equivalents, and Restricted Cash at the beginning of the period	24,261
Cash, Cash Equivalents, and Restricted Cash at the end of the period	82,696

Supplemental Cash Flow information
Cash Paid During the Year for
Interest	$ 17,947

See accompanying notes to the Consolidated and Consolidating financial statements

Ark7 Properties Plus LLC

Consolidated and consolidating Balance Sheet

As of June 30, 2024 (Unaudited)

Description	Ark7 Properties Plus LLC	Ark7 Properties Plus LLC - Series #0XYT6	Ark7 Properties Plus LLC - Series #5VCTK	Ark7 Properties Plus LLC - Series #DIVTU	Ark7 Properties Plus LLC - Series #ET8BV	Ark7 Properties Plus LLC - Series #EYPIR	Ark7 Properties Plus LLC - Series #FTWDS	Ark7 Properties Plus LLC - Series #JTDXY	Ark7 Properties Plus LLC - Series #NHMOP	Ark7 Properties Plus LLC - Series #OJXLW
Assets
Current Assets
Cash and cash equivalents	$ 36,879	$ 4,565	$ 512	$ 5,346	$ -	$ 474	$ -	$ 3,329	$ 2,934	$ 339
Receivables	32,325	-	-	-	-	-	-	-	-	-
Related party receivables	-	35,404	275,778	247,795	(4,582)	8,053	(11,220)	17,009	35,765	263,621
Related party loans and notes receivable, current	1,312,660	-	-	-	-	-	-	-	-	-
Prepaid expenses	-	6,962	3,788	6,947	6,791	2,163	3,743	7,295	4,001	3,006
Total Current Assets	1,381,864	46,931	280,078	260,089	2,210	10,689	(7,478)	27,633	42,700	266,966
Noncurrent Assets
Property, plant, and equipment
Property, plant, and equipment - Cost	100	367,155	231,876	254,144	195,588	198,558	225,335	349,971	172,535	220,013
Property, plant, and equipment - Accumulated Depreciation	-	(23,685)	(778)	(3,477)	(594)	(666)	(12,753)	(21,159)	(3,500)	(1,301)
Total Property, plant, and equipment	100	343,471	231,098	250,666	194,994	197,892	212,582	328,812	169,035	218,712
Related party loans and note receivable, noncurrent	-	209,855	-	-	-	-	154,693	212,853	-	-
Total Noncurrent Assets	100	553,326	231,098	250,666	194,994	197,892	367,275	541,665	169,035	218,712
Total Assets	1,381,964	600,257	511,176	510,755	197,204	208,581	359,798	569,299	211,735	485,678

Liabilities & Members' Equity
Liabilities
Current Liabilities
Accounts payable and accrued liabilities	128,723	-	-	-	-	-	-	-	-	-
Related party payable	(488,137)	-	-	-	-	-	-	-	-	-
Related party debt, current	464,247	-	240,000	222,660	200,000	210,000	-	-	-	230,000
Other liabilities, current	-	1,800	-	-	-	-	1,597	1,800	-	-
Total Current Liabilities	104,833	3,622	240,000	222,660	200,000	210,000	2,940	3,648	-	230,000
Noncurrent Liabilities
Mortgage payable
Related party debt, noncurrent
Total Noncurrent Liabilities
Total Liabilities	1,382,887	204,779	240,000	222,660	200,000	210,000	150,103	207,494	-	230,000

Member's Equity
Equity Capital
Members' Equity	-	434,073	273,126	303,232	-	-	243,666	414,568	218,686	258,800
Retained Earnings (Accumulated Deficit)	(923)	(38,594)	(1,950)	(15,137)	(2,796)	(1,419)	(33,971)	(52,763)	(6,951)	(3,122)
Total Equity Capital	(923)	395,478	271,176	288,095	(2,796)	(1,419)	209,695	361,805	211,735	255,678
Total Member's Equity	(923)	395,478	271,176	288,095	(2,796)	(1,419)	209,695	361,805	211,735	255,678
Total Liabilities & Members' Equity	$ 1,381,964	$ 600,257	$ 511,176	$ 510,755	$ 197,204	$ 208,581	$ 359,798	$ 569,299	$ 211,735	$ 485,678

Description	Ark7 Properties Plus LLC - Series #ORHOF	Ark7 Properties Plus LLC - Series #P7FJ5	Ark7 Properties Plus LLC - Series #QGXF0	Ark7 Properties Plus LLC - Series #RPFUV	Ark7 Properties Plus LLC - Series #SOV9W	Ark7 Properties Plus LLC - Series #WGI3Z	Ark7 Properties Plus LLC - Series #WRA7O	Ark7 Properties Plus LLC - Series #ZAUH4	Ark7 Properties Plus LLC - Series #ZIE3T	Eliminating
Assets
Current Assets
Cash and cash equivalents	$ 4,569	$ -	$ 6,288	$ -	$ -	$ 200	$ 9,724	$ 397	$ 7,140	$ -
Receivables	-	-	-	-	-	-	-	-	-	-
Related party receivables	16,221	(9,984)	29,740	(7,312)	6,097	26,920	(32,089)	1,670	15,397	(914,282)
Related party loans and notes receivable, current	-	-	-	-	-	-	-	-	-	(1,312,660)
Prepaid expenses	6,023	4,372	8,274	1,995	3,412	1,288	6,657	3,270	7,527	-
Total Current Assets	26,814	(5,612)	44,301	(5,317)	9,509	28,407	(15,708)	5,337	30,064	(2,226,943)
Noncurrent Assets
Property, plant, and equipment
Property, plant, and equipment - Cost	210,104	223,460	345,035	256,064	212,918	287,530	535,451	203,555	362,095	-
Property, plant, and equipment - Accumulated Depreciation	(3,877)	(12,741)	(9,187)	(5,334)	(5,611)	(23,057)	(29,185)	(683)	(20,761)	-
Total Property, plant, and equipment	206,227	210,719	335,848	250,730	207,307	264,473	506,265	202,872	341,334	-
Related party loans and note receivable, noncurrent	-	-	195,000	-	-	-	295,796	-	209,855	(1,278,054)
Total Noncurrent Assets	206,227	210,719	530,848	250,730	207,307	264,473	802,062	202,872	551,189	(1,278,054)
Total Assets	233,041	205,107	575,149	245,414	216,816	292,881	786,354	208,209	581,253	(3,504,997)

Liabilities & Members' Equity
Liabilities
Current Liabilities
Accounts payable and accrued liabilities	-	-	-	-	-	-	-	-	-	-
Related party payable	-	-	-	-	-	-	-	-	-	(914,282)
Related party debt, current	-	-	-	-	-	-	-	210,000	-	(1,312,660)
Other liabilities, current	-	2,250	693	500	1,160	1,675	6,900	-	1,800	-
Total Current Liabilities	-	2,250	2,333	500	1,160	1,675	9,468	210,000	3,622	(2,226,943)
Noncurrent Liabilities
Mortgage payable
Related party debt, noncurrent
Total Noncurrent Liabilities
Total Liabilities	-	2,250	189,221	500	1,160	1,675	294,234	210,000	204,779	(3,504,997)

Member's Equity
Equity Capital
Members' Equity	247,789	247,319	392,544	283,838	245,290	335,290	567,734	-	417,223	-
Retained Earnings (Accumulated Deficit)	(14,748)	(44,461)	(6,616)	(38,925)	(29,634)	(44,085)	(75,614)	(1,791)	(40,749)	-
Total Equity Capital	233,041	202,857	385,928	244,914	215,656	291,206	492,120	(1,791)	376,474	-
Total Member's Equity	233,041	202,857	385,928	244,914	215,656	291,206	492,120	(1,791)	376,474	-
Total Liabilities & Members' Equity	$ 233,041	$ 205,107	$ 575,149	$ 245,414	$ 216,816	$ 292,881	$ 786,354	$ 208,209	$ 581,253	$ (3,504,997)

Description	Total
Assets
Current Assets
Cash and cash equivalents	$ 82,696
Receivables	32,325
Related party receivables	0
Related party loans and notes receivable, current	-
Prepaid expenses	87,513
Total Current Assets	202,533
Noncurrent Assets
Property, plant, and equipment
Property, plant, and equipment - Cost	4,851,486
Property, plant, and equipment - Accumulated Depreciation	(178,348)
Total Property, plant, and equipment	4,673,138
Related party loans and note receivable, noncurrent	0
Total Noncurrent Assets	4,673,138
Total Assets	4,875,672

Liabilities & Members' Equity
Liabilities
Current Liabilities
Accounts payable and accrued liabilities	128,723
Related party payable	(1,402,419)
Related party debt, current	464,247
Other liabilities, current	20,175
Total Current Liabilities	(778,232)
Noncurrent Liabilities
Mortgage payable
Related party debt, noncurrent
Total Noncurrent Liabilities
Total Liabilities	446,745

Member's Equity
Equity Capital
Members' Equity	4,883,177
Retained Earnings (Accumulated Deficit)	(454,250)
Total Equity Capital	4,428,927
Total Member's Equity	4,428,927
Total Liabilities & Members' Equity	$ 4,875,672

Ark7 Properties Plus LLC

Consolidated and consolidating Statement of Income

For the six months ended June 30, 2024 (Unaudited)

Description	Ark7 Properties Plus LLC	Ark7 Properties Plus LLC - Series #0XYT6	Ark7 Properties Plus LLC - Series #5VCTK	Ark7 Properties Plus LLC - Series #DIVTU	Ark7 Properties Plus LLC - Series #ET8BV	Ark7 Properties Plus LLC - Series #EYPIR	Ark7 Properties Plus LLC - Series #FTWDS	Ark7 Properties Plus LLC - Series #JTDXY	Ark7 Properties Plus LLC - Series #NHMOP	Ark7 Properties Plus LLC - Series #OJXLW
Net Income (Loss)
Gross Profit (Loss)
Rental Income	$ -	$ 19,848	$ 2,547	$ 8,071	$ -	$ 2,289	$ 9,588	$ 19,800	$ 9,570	$ 4,341
Other rental fees	-	-	-	-	-	-	-	-	-	-
Total Gross Profit (Loss)	-	19,848	2,547	8,071	-	2,289	9,588	19,800	9,570	4,341
Operating Expenses
General and administrative expenses	4,960	5,267	532	5,841	1,876	434	2,244	4,338	3,028	907
Depreciation and amortization expenses	-	5,989	778	3,477	594	666	3,589	5,620	2,565	1,301
Property tax and state fee	300	3,208	425	667	327	191	1,639	3,644	959	593
Total Operating Expenses	5,260	14,463	1,735	9,985	2,796	1,291	7,472	13,602	6,552	2,800
Operating Income (Loss)	(5,260)	5,385	812	(1,914)	(2,796)	998	2,116	6,198	3,018	1,541
Other Income (Loss)
Interest income, related party	40,922	3,455	-	-	-	-	2,547	3,504	-	-
Interest expense	-	(3,020)	-	-	-	-	(2,700)	(3,065)	-	-
Interest expense, related party	(19,456)	-	(2,762)	(11,103)	-	(2,416)	-	(190)	(2,926)	(4,663)
Other income (expense)	34	-	-	-	-	-	-	-	-	-
Total Other Income (Loss)	21,499	435	(2,762)	(11,103)	-	(2,416)	(153)	250	(2,926)	(4,663)
Total Net Income (Loss)	$ 16,239	$ 5,820	$ (1,950)	$ (13,017)	$ (2,796)	$ (1,419)	$ 1,963	$ 6,448	$ 92	$ (3,122)

Description	Ark7 Properties Plus LLC - Series #ORHOF	Ark7 Properties Plus LLC - Series #P7FJ5	Ark7 Properties Plus LLC - Series #QGXF0	Ark7 Properties Plus LLC - Series #RPFUV	Ark7 Properties Plus LLC - Series #SOV9W	Ark7 Properties Plus LLC - Series #WGI3Z	Ark7 Properties Plus LLC - Series #WRA7O	Ark7 Properties Plus LLC - Series #ZAUH4	Ark7 Properties Plus LLC - Series #ZIE3T	Eliminating
Net Income (Loss)
Gross Profit (Loss)
Rental Income	$ 6,819	$ 6,199	$ 20,221	$ 6,641	$ 13,104	$ 10,260	$ 20,878	$ 2,219	$ 19,800	$ -
Other rental fees	-	-	863	60	-	-	-	-	-	-
Total Gross Profit (Loss)	6,819	6,199	21,085	6,701	13,104	10,260	20,878	2,219	19,800	-
Operating Expenses
General and administrative expenses	4,712	1,969	4,491	4,173	3,591	2,103	3,816	569	5,720	-
Depreciation and amortization expenses	3,209	3,578	4,995	3,873	3,115	5,228	8,461	683	5,739	-
Property tax and state fee	1,316	1,606	5,969	1,415	1,678	715	5,035	342	3,298	-
Total Operating Expenses	9,237	7,153	15,456	9,461	8,384	8,046	17,313	1,594	14,757	-
Operating Income (Loss)	(2,418)	(954)	5,629	(2,760)	4,720	2,214	3,565	625	5,043	-
Other Income (Loss)
Interest income, related party	-	-	1,625	-	-	-	4,870	-	3,455	(60,378)
Interest expense	-	-	(2,044)	-	-	-	(4,314)	-	(3,020)	-
Interest expense, related party	(7,312)	-	(2,398)	(2,924)	(1,812)	-	-	(2,416)	-	60,378
Other income (expense)	-	-	-	-	-	-	-	-	-	-
Total Other Income (Loss)	(7,312)	-	(2,817)	(2,924)	(1,812)	-	556	(2,416)	435	-
Total Net Income (Loss)	$ (9,730)	$ (954)	$ 2,812	$ (5,684)	$ 2,907	$ 2,214	$ 4,121	$ (1,791)	$ 5,478	$ -

Description	Total
Net Income (Loss)
Gross Profit (Loss)
Rental Income	$ 182,194
Other rental fees	923
Total Gross Profit (Loss)	183,118
Operating Expenses
General and administrative expenses	60,572
Depreciation and amortization expenses	63,460
Property tax and state fee	33,327
Total Operating Expenses	157,358
Operating Income (Loss)	25,760
Other Income (Loss)
Interest income, related party	0
Interest expense	(18,164)
Interest expense, related party	(0)
Other income (expense)	34
Total Other Income (Loss)	(18,130)
Total Net Income (Loss)	$ 7,630

Ark7 Properties Plus LLC

Consolidated and consolidating Statement of Members' Equity

For the six months ended June 30, 2024 (Unaudited)

Description	Ark7 Properties Plus LLC	Ark7 Properties Plus LLC - Series #0XYT6	Ark7 Properties Plus LLC - Series #5VCTK	Ark7 Properties Plus LLC - Series #DIVTU	Ark7 Properties Plus LLC - Series #ET8BV	Ark7 Properties Plus LLC - Series #EYPIR	Ark7 Properties Plus LLC - Series #FTWDS	Ark7 Properties Plus LLC - Series #JTDXY	Ark7 Properties Plus LLC - Series #NHMOP	Ark7 Properties Plus LLC - Series #OJXLW
Balance at January 01, 2023
Equity Contribution	-	6,880	274,300	306,000	-	-	-	3,460	11,000	260,000
Net Income (Loss)	16,239	5,820	(1,950)	(13,017)	(2,796)	(1,419)	1,963	6,448	92	(3,122)
Distribution	-	(11,831)	(1,174)	(2,768)	-	-	(5,870)	(12,427)	(5,614)	(1,200)
Balance at December 31, 2023

Description	Ark7 Properties Plus LLC - Series #ORHOF	Ark7 Properties Plus LLC - Series #P7FJ5	Ark7 Properties Plus LLC - Series #QGXF0	Ark7 Properties Plus LLC - Series #RPFUV	Ark7 Properties Plus LLC - Series #SOV9W	Ark7 Properties Plus LLC - Series #WGI3Z	Ark7 Properties Plus LLC - Series #WRA7O	Ark7 Properties Plus LLC - Series #ZAUH4	Ark7 Properties Plus LLC - Series #ZIE3T	Eliminating
Balance at January 01, 2023
Equity Contribution	250,000	-	-	-	-	256	20	-	960	-
Net Income (Loss)	(9,730)	(954)	2,812	(5,684)	2,907	2,214	4,121	(1,791)	5,478	-
Distribution	(2,211)	(4,680)	(10,817)	(6,362)	(8,904)	(7,561)	(15,823)	-	(11,323)	-
Balance at December 31, 2023

Description	Total
Balance at January 01, 2023
Equity Contribution	1,112,876
Net Income (Loss)	7,630
Distribution	(108,566)
Balance at December 31, 2023

Ark7 Properties Plus LLC

Consolidated and consolidating Statement of Cash Flows

For the six months ended June 30, 2024 (Unaudited)

Description	Ark7 Properties Plus LLC	Ark7 Properties Plus LLC - Series #0XYT6	Ark7 Properties Plus LLC - Series #5VCTK	Ark7 Properties Plus LLC - Series #DIVTU	Ark7 Properties Plus LLC - Series #ET8BV	Ark7 Properties Plus LLC - Series #EYPIR	Ark7 Properties Plus LLC - Series #FTWDS	Ark7 Properties Plus LLC - Series #JTDXY	Ark7 Properties Plus LLC - Series #NHMOP	Ark7 Properties Plus LLC - Series #OJXLW
Cash Flows From Operating Activities
Net Income (Loss)	$ 16,239	$ 5,820	$ (1,950)	$ (13,017)	$ (2,796)	$ (1,419)	$ 1,963	$ 6,448	$ 92	$ (3,122)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities
Depreciation, other operating	-	5,989	778	3,477	594	666	3,589	5,620	2,565	1,301
Amortization of debt issuance costs	-	38	-	-	-	-	35	40	-	-
Total Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities	-	6,027	778	3,477	594	666	3,624	5,660	2,565	1,301
(Increase) decrease in operating assets, net of effects of businesses acquired
Accounts receivable	(27,158)	-	-	-	-	-	-	-	-	-
Related party receivables	-	12,742	(275,778)	(27,255)	4,582	(8,053)	11,067	17,623	64,887	(263,621)
Prepaid expenses	-	(6,278)	(3,788)	(6,947)	(6,791)	(2,163)	(2,863)	(7,270)	(3,996)	(3,006)
Increase (decrease) in operating liabilities, net of effects of businesses acquired
Accounts payable and accrued expenses	26,524	-	-	-	-	-	-	-	-	-
Related party payable	(431,324)	-	-	-	-	-	-	-	-	-
Other liabilities	-	-	-	-	-	-	147	-	-	-
Net Cash Provided by (Used in) Operating Activities	(415,719)	18,311	(280,738)	(43,742)	(4,412)	(10,968)	13,937	22,461	63,548	(268,448)
Cash Flows from Investing Activities
Payments received from related party loans and notes receivable	241,587	145	-	-	-	-	107	147	-	-
Related party loans and notes receivable issued	(1,090,000)	(210,000)	-	-	-	-	(154,800)	(213,000)	-	-
Purchase of property, plant, and equipment	-	(2,695)	(231,876)	(254,144)	(195,588)	(198,558)	(1,845)	(2,603)	-	(220,013)
Net Cash Provided by (Used in) Investing Activities	(848,413)	(212,550)	(231,876)	(254,144)	(195,588)	(198,558)	(156,538)	(215,456)	-	(220,013)
Cash Flows from Financing Activities
Proceeds from issuance of debt
Payments for debt issuance costs	-	(6,915)	-	-	-	-	(6,222)	(7,200)	-	-
Repayment of debt	-	209,855	-	-	-	-	154,693	212,853	-	-
Proceeds from issuance of related party debt	1,278,800	-	240,000	-	200,000	210,000	-	-	-	230,000
Repayment of related party debt	(746)	-	-	-	-	-	-	-	(66,000)	-
Proceeds from private offerings	-	6,880	274,300	306,000	-	-	-	3,460	11,000	260,000
Distributions to partners	-	(11,831)	(1,174)	(2,768)	-	-	(5,870)	(12,427)	(5,614)	(1,200)
Net Cash Provided by (Used in) Financing Activities	1,278,054	197,990	513,126	303,232	200,000	210,000	142,601	196,686	(60,614)	488,800
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	13,922	3,751	512	5,346	-	474	-	3,691	2,934	339
Cash, Cash Equivalents, and Restricted Cash at January 01, 2023
Cash, Cash Equivalents, and Restricted Cash at December 31, 2023

Supplemental Cash Flow information
Cash Paid During the Year for
Interest	$ -	$ 2,982	$ -	$ -	$ -	$ -	$ 2,666	$ 3,024	$ -	$ -

Description	Ark7 Properties Plus LLC - Series #ORHOF	Ark7 Properties Plus LLC - Series #P7FJ5	Ark7 Properties Plus LLC - Series #QGXF0	Ark7 Properties Plus LLC - Series #RPFUV	Ark7 Properties Plus LLC - Series #SOV9W	Ark7 Properties Plus LLC - Series #WGI3Z	Ark7 Properties Plus LLC - Series #WRA7O	Ark7 Properties Plus LLC - Series #ZAUH4	Ark7 Properties Plus LLC - Series #ZIE3T	Eliminating
Cash Flows From Operating Activities
Net Income (Loss)	$ (9,730)	$ (954)	$ 2,812	$ (5,684)	$ 2,907	$ 2,214	$ 4,121	$ (1,791)	$ 5,478	$ -
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities
Depreciation, other operating	3,209	3,578	4,995	3,873	3,115	5,228	8,461	683	5,739	-
Amortization of debt issuance costs	-	-	18	-	-	-	47	-	38	-
Total Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities	3,209	3,578	5,013	3,873	3,115	5,228	8,509	683	5,777	-
(Increase) decrease in operating assets, net of effects of businesses acquired
Accounts receivable	-	-	-	-	-	-	-	-	-	-
Related party receivables	(55,855)	4,768	38,591	10,904	5,917	(499)	29,794	(1,670)	21,128	410,727
Prepaid expenses	(5,257)	(411)	(4,553)	(810)	(3,057)	362	(4,191)	(3,270)	(6,034)	-
Increase (decrease) in operating liabilities, net of effects of businesses acquired
Accounts payable and accrued expenses	-	-	-	-	-	-	-	-	-	-
Related party payable	-	-	-	-	-	-	-	-	-	(410,727)
Other liabilities	-	(2,300)	-	500	21	-	-	-	-	-
Net Cash Provided by (Used in) Operating Activities	(67,632)	4,680	41,862	8,783	8,904	7,305	38,232	(6,048)	26,350	0
Cash Flows from Investing Activities
Payments received from related party loans and notes receivable	-	-	-	-	-	-	204	-	145	-
Related party loans and notes receivable issued	-	-	(195,000)	-	-	-	(296,000)	-	(210,000)	1,090,000
Purchase of property, plant, and equipment	-	-	(18,267)	(2,421)	-	-	(4,196)	(203,555)	(2,584)	-
Net Cash Provided by (Used in) Investing Activities	-	-	(213,267)	(2,421)	-	-	(299,992)	(203,555)	(212,440)	1,090,000
Cash Flows from Financing Activities
Proceeds from issuance of debt
Payments for debt issuance costs	-	-	(6,490)	-	-	-	(8,510)	-	(6,915)	-
Repayment of debt	-	-	195,000	-	-	-	295,796	-	209,855	-
Proceeds from issuance of related party debt	-	-	-	-	-	-	-	210,000	-	(1,090,000)
Repayment of related party debt	(175,587)	-	-	-	-	-	-	-	-	-
Proceeds from private offerings	250,000	-	-	-	-	256	20	-	960	-
Distributions to partners	(2,211)	(4,680)	(10,817)	(6,362)	(8,904)	(7,561)	(15,823)	-	(11,323)	-
Net Cash Provided by (Used in) Financing Activities	72,202	(4,680)	177,693	(6,362)	(8,904)	(7,305)	271,484	210,000	192,578	(1,090,000)
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	4,569	0	6,288	0	(0)	-	9,724	397	6,488
Cash, Cash Equivalents, and Restricted Cash at January 01, 2023
Cash, Cash Equivalents, and Restricted Cash at December 31, 2023

Supplemental Cash Flow information
Cash Paid During the Year for
Interest	$ -	$ -	$ 2,027	$ -	$ -	$ -	$ 4,267	$ -	$ 2,982	$ -

Description	Total
Cash Flows From Operating Activities
Net Income (Loss)	$ 7,630
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities
Depreciation, other operating	63,460
Amortization of debt issuance costs	217
Total Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities	63,677
(Increase) decrease in operating assets, net of effects of businesses acquired
Accounts receivable	(27,158)
Related party receivables	0
Prepaid expenses	(70,324)
Increase (decrease) in operating liabilities, net of effects of businesses acquired
Accounts payable and accrued expenses	26,524
Related party payable	(842,051)
Other liabilities	(1,632)
Net Cash Provided by (Used in) Operating Activities	(843,334)
Cash Flows from Investing Activities
Payments received from related party loans and notes receivable	242,333
Related party loans and notes receivable issued	(1,278,800)
Purchase of property, plant, and equipment	(1,338,343)
Net Cash Provided by (Used in) Investing Activities	(2,374,810)
Cash Flows from Financing Activities
Proceeds from issuance of debt
Payments for debt issuance costs	(42,252)
Repayment of debt	1,278,054
Proceeds from issuance of related party debt	1,278,800
Repayment of related party debt	(242,333)
Proceeds from private offerings	1,112,876
Distributions to partners	(108,566)
Net Cash Provided by (Used in) Financing Activities	3,276,579
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	58,434
Cash, Cash Equivalents, and Restricted Cash at January 01, 2023
Cash, Cash Equivalents, and Restricted Cash at December 31, 2023

Supplemental Cash Flow information
Cash Paid During the Year for
Interest	$ 17,947

ARK7 PROPERTIES PLUS LLC

NOTES TO THE CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General Information

Ark7 Properties Plus LLC (the "APPL") is a single-member Delaware limited liability company wholly owned by Ark7 Inc. (the "Parent Company"). The APPL was formed on March 17, 2022, in accordance with the Limited Liability Company Act (LLCA) of the state of Delaware. The APPL has registered 18 Series Delaware limited liability companies (the "Series Companies"), each of which will be used as an investment vehicle that intends to enable investors to own fractional ownership of a specific rental property. This lowers the cost of entry and minimizes the time commitment for real estate investing. An investment in the APPL entitles the investor to the potential economic benefits normally associated with direct property ownership while requiring no investor involvement in asset or property management.

Series	Carrier	Property Address	Registration Date
0XYT6	Dallas-S7	2105 Silver Leaf Dr, Mesquite, TX 75181	June 30, 2022
5VCTK	DFW-S15	3616 Redbird St, Waco, TX 76705	April 25, 2024
DIVTU	Atlanta-C6	215 Piedmont Ave NE, Unit 406, Atlanta, GA 30308	September 27, 2023
ET8BV	Atlanta-C7	215 Piedmont Ave NE, Unit 909, Atlanta, GA 30308	May 16, 2024
EYPIR	DFW-S14	655 E Live Oak St, Dublin, TX 76446	March 18, 2024
FTWDS	Atlanta-T3	1527 Iris Walk, Jonesboro, GA 30238	November 21, 2022
JTDXY	Dallas-S9	2300 Homestead Dr, Mesquite, TX 75181	June 30, 2022
NHMOP	Atlanta-C3	215 Piedmont Ave NE, Unit 205, Atlanta, GA 30308	August 10, 2022
OJXLW	DFW-S12	228 W Norway St, Walnut Springs, TX 76690	March 18, 2024
ORHOF	Atlanta-C5	215 Piedmont Ave NE, Unit 407, Atlanta, GA 30308	September 27, 2023
P7FJ5	Atlanta-T4	1541 Iris Walk, Jonesboro, GA 30238	November 21, 2022
QGXF0	Urbana-S11	704 S Lincoln Ave, Urbana, IL 61801	August 10, 2022
RPFUV	Alexandria-C2	3405 Commonwealth Ave, Unit C, Alexandria, VA 22305	September 27, 2023
SOV9W	Chicago-C1	2113 W Gladys Ave, Unit 3S, Chicago, IL 60612	August 10, 2022
WGI3Z	Arizona City-S6	11679 W Madero Dr, Arizona City, AZ 85123	March 21, 2022
WRA7O	Tampa-S10	4263 Cadence Loop, LAND O LAKES, FL 34638	August 10, 2022
ZAUH4	DFW-S13	516 W Live Oak St, Dublin, TX 76446	March 18, 2024
ZIE3T	Dallas-S8	2507 Decoy Dr, Mesquite, TX 75181	August 1, 2022

Management's Plan and Going Concerns

The accompanying consolidated and consolidating financial statements have been prepared to assume the APPL will continue as a going concern. The APPL is newly formed and has not generated sufficient revenue from operations. The APPL will require additional capital until revenue from operations are sufficient to cover operational costs. These matters raise substantial doubt about the company's ability to continue as a going concern. During the next 12 months, the APPL intends to fund operations through member advances and debt or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the APPL. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development and operations, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties. As of June 30, 2024, the APPL's accumulated deficit amounted to $454,250.

These conditions indicate the existence of uncertainty which may cast doubt about the APPL's ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Statement of compliance

The accompanying consolidated and consolidating financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The consolidated and consolidating financial statements include the accounts of the APPL and its Series Companies. All intercompany balances and transactions are eliminated in consolidation.

These consolidated and consolidating financial statements have been prepared under the historical cost convention, except for evaluating specific financial instruments carried at fair value.

Method of accounting

The consolidated and consolidating financial statement of the APPL is prepared on the accrual basis of accounting. It includes only those assets, liabilities, and results of operations that relate to the business of the APPL.

Use of estimates and assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. To the extent that there are material differences between these estimates and actual results, the APPL's financial condition or operating results will be materially affected. The APPL bases its estimates on past experience and other assumptions that the APPL believes are reasonable under the circumstances, and the APPL evaluates those estimates on an ongoing basis.

Functional and presentation currency

Items included in the APPL's consolidated financial statements are estimated using the currency that best reflects the economic substance of the underlying events and circumstances related to the APPL (the "functional currency"). The functional and presentation currency of the accompanying financial statements is US Dollars (the "USD").

Revenue recognition

Rental income is reported on a straight-line basis over the terms of the respective leases. The property rental income for the six months ended June 30, 2024 was $183,118.

The concentration of credit risk

Financial instruments potentially subject the APPL to the concentration of credit risk, primarily cash and tenant receivables. The APPL places its cash with financial institutions, and its balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At various times, the APPL had a cash balance over the insured amount.

Fair value measurements

FASB ASC 820, "Fair Value Measurements" defines fair value for certain financial and nonfinancial assets and liabilities that are recorded at fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. It requires that an entity measure its financial instruments to base fair value on the exit price, maximize the use of observable units and minimize the use of unobservable inputs to determine the exit price. It establishes a hierarchy which prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy increases the consistency and comparability of fair value measurements and related disclosures by maximizing the use of observable inputs and minimizing the use of unobservable inputs by requiring that observable inputs be used when available.

Observable inputs are inputs that reflect the assumptions market participants would use in pricing the assets or liabilities based on market data obtained from sources independent of the APPL. Unobservable inputs are inputs that reflect the APPL's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy prioritizes the inputs into three broad levels based on the reliability of the inputs as follows:

Level 1 - Inputs are quoted prices in active markets for identical assets or liabilities that the APPL has the ability to access at the measurement date. Valuation of these instruments does not require a high degree of judgment as the valuations are based on quoted prices in active markets that are readily and regularly available.

Level 2 - Inputs other than quoted prices in active markets that are either directly or indirectly observable as of the measurement date, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Valuations based on inputs that are unobservable and not corroborated by market data. The fair value for such assets and liabilities is generally determined using pricing models, discounted cash flow methodologies, or similar techniques that incorporate the assumptions a market participant would use in pricing the asset or liability.

The carrying values of certain assets and liabilities of the APPL approximate fair value due to their either relatively short maturities and/or consistency with current market rates.

Property, plant, and equipment

Land is carried at cost. Building, leasehold improvements, furniture, fixtures, and equipment are carried at cost, less accumulated depreciation and amortization. The building, furniture, fixtures, and equipment are depreciated using the straight-line method over the estimated useful lives of the assets. The cost of leasehold improvements is amortized using the straight-line method over the terms of the related leases. Repairs and maintenance are expensed when incurred.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of long-lived assets is assessed by a comparison of the carrying amount of the asset to the estimated future undiscounted net cash flows expected to be generated by the asset or group of assets. If estimated future undiscounted net cash flows are less than the carrying amount of the asset or group of assets, the asset is considered impaired and an expense is recorded in an amount required to reduce the carrying amount of the asset to its then fair value. Fair value is generally determined from estimated discounted future net cash flows (for assets held for use) or net realizable value (for assets held for sale). For the six months ended June 30, 2024, the APPL has not recognized any impairment losses.

Property, plant and equipment consist of the following as of June 30, 2024:

June 30, 2024
Buildings and improvements	$ 325,930
Furniture and fixtures	$ 1,225
Land	$ 736,859
Property, plant, and equipment, gross	4,850,814
Less: Buildings and improvements - Accumulated Depreciation	(175,275)
Furniture and fixtures - Accumulated Depreciation	(3,032)
Property, plant, and equipment	$ 4,672,507

Estimated useful life for buildings and improvements is 27.5 years.

Depreciation expenses for the six months ended June 30, 2024 was $63,460.

Lease accounting

According to the recently adopted Accounting Standards Updated ("ASU") No. 2016-02, Leases (Topic 842) ("ASU 2016- 02" or "ASC 842"), the APPL determines whether the arrangement is or contains a lease based on the unique facts and circumstances present in the arrangement. Leases with a term greater than one year are recognized on the balance sheet as right-of-use assets and current and non-current lease liabilities, as applicable. As of June 30, 2024, the APPL had no long-term leases.

Income taxes

The APPL is taxed as a Limited Liability Company (LLC). Under these provisions, the APPL does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the APPL's taxable income.

Each series will be taxed as a C-corporation, with the profits taxed at the series level, independent of distributions to investors. For this offering of series interests to investors, each series will be taxed as a C-corporation, with the profits taxed at the series level, independent of distributions to investors. This means that the Series will owe corporate income tax on its profits and will report these profits and losses for tax purposes at the corporate level. The Series will distribute dividends to investors from the net profits after taxes, subject to our Managing Member's discretion regarding the retention of funds for future working capital needs. Consequently, investors may receive dividend distributions when profits are realized and taxes are paid at the corporate level, which could be independent of the actual cash distributions made to investors.

NOTE 2: PROPERTY MANAGEMENT RESERVES

Each Series Company has allocated funds to establish property management reserves. These funds are designed to mitigate future financial uncertainties associated with property-related expenses, including maintenance, repairs, enhancements, or unanticipated costs. The aim is to maintain the properties in satisfactory condition, prevent financial strain, and preclude the necessity for immediate supplementary contributions from investors or owners due to substantial, unexpected expenses.

As of June 30, 2024, the balance of the property management reserve was $45,817, and is included in cash and cash equivalents on the accompanying balance sheet.

NOTE 3: TRANSACTIONS WITH RELATED PARTIES

Due to affiliates

The Parent Company pays for the APAL for covering property acquisition and administrative costs. The loan has been structured as payable to the Parent Company from the APAL. These advances are non-interest bearing and are due on demand. The outstanding balance due to the affiliate as of June 30, 2024 was $-1,402,419, and is included in the related party payable section on the accompanying balance sheet.

Property sourcing fee and offering expenses reimbursement

Pursuant to the Operating Agreement the Asset Manager, as consideration for assisting in the sourcing of the Underlying Asset of a Series, to the extent not waived by the Managing Member in its sole discretion, will receive a 3.0% (of the maximum offering amount) Sourcing Fee. The sourcing fee is in connection with the search and negotiation of the property purchase as set forth in the Certificate of Designations for the Series.

The Parent Company assigns offering expenses to each series, which are then set as part of each series' intended Use of Proceeds. The parent company will be reimbursed a fixed amount for each series for offering expenses.

Series #0XYT6

The property sourcing fee and offering expenses incurred in the six months ended June 30, 2024 was $0 and $0, respectively.

Series #FTWDS

The property sourcing fee and offering expenses incurred in the six months ended June 30, 2024 was $0 and $150, respectively.

Series #JTDXY

The property sourcing fee and offering expenses incurred in the six months ended June 30, 2024 was $0 and $0, respectively.

Series #NHMOP

The property sourcing fee and offering expenses incurred in the six months ended June 30, 2024 was $0 and $25, respectively.

Series #OJXLW

The property sourcing fee and offering expenses incurred in the six months ended June 30, 2024 was $0 and $0, respectively.

Series #ORHOF

The property sourcing fee and offering expenses incurred in the six months ended June 30, 2024 was $0 and $0, respectively.

Series #P7FJ5

The property sourcing fee and offering expenses incurred in the six months ended June 30, 2024 was $0 and $150, respectively.

Series #QGXF0

The property sourcing fee and offering expenses incurred in the six months ended June 30, 2024 was $0 and $25, respectively.

Series #RPFUV

The property sourcing fee and offering expenses incurred in the six months ended June 30, 2024 was $0 and $0, respectively.

Series #SOV9W

The property sourcing fee and offering expenses incurred in the six months ended June 30, 2024 was $0 and $25, respectively.

Series #TPVS2

The property sourcing fee and offering expenses incurred in the six months ended June 30, 2024 was $0 and $0, respectively.

Series #WGI3Z

The property sourcing fee and offering expenses incurred in the six months ended June 30, 2024 was $0 and $50, respectively.

Series #WRA7O

The property sourcing fee and offering expenses incurred in the six months ended June 30, 2024 was $0 and $0, respectively.

Series #ZIE3T

The property sourcing fee and offering expenses incurred in the six months ended June 30, 2024 was $0 and $0, respectively.

Asset management fee

For services performed, the Series will pay an annual Asset Management Fee to the Asset Manager in respect of each fiscal year, 15% of any Free Cash Flows available for distribution pursuant to Article VII of the Operating Agreement. Any such amount will be paid at the same time as, and only if, a distribution is made from the Series to its Members.

Series #0XYT6

The Series #0XYT6 has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of the Series #0XYT6 and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of the Series #0XYT6 together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion ("Operating Expenses Reimbursement Obligation"). As of June 30, 2024, the prepaid Asset Management Fee was $0. Asset Management Fee for the six months ended June 30, 2024, was $0.

Series #5VCTK

The Series #5VCTK has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of the Series #5VCTK and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of the Series #5VCTK together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion ("Operating Expenses Reimbursement Obligation"). As of June 30, 2024, the prepaid Asset Management Fee was $0. Asset Management Fee for the six months ended June 30, 2024, was $0.

Series #DIVTU

The Series #DIVTU has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of the Series #DIVTU and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of the Series #DIVTU together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion ("Operating Expenses Reimbursement Obligation"). As of June 30, 2024, the prepaid Asset Management Fee was $0. Asset Management Fee for the six months ended June 30, 2024, was $0.

Series #ET8BV

The Series #ET8BV has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of the Series #ET8BV and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of the Series #ET8BV together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion ("Operating Expenses Reimbursement Obligation"). As of June 30, 2024, the prepaid Asset Management Fee was $0. Asset Management Fee for the six months ended June 30, 2024, was $0.

Series #EYPIR

The Series #EYPIR has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of the Series #EYPIR and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of the Series #EYPIR together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion ("Operating Expenses Reimbursement Obligation"). As of June 30, 2024, the prepaid Asset Management Fee was $0. Asset Management Fee for the six months ended June 30, 2024, was $0.

Series #FTWDS

The Series #FTWDS has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of the Series #FTWDS and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of the Series #FTWDS together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion ("Operating Expenses Reimbursement Obligation"). As of June 30, 2024, the prepaid Asset Management Fee was $0. Asset Management Fee for the six months ended June 30, 2024, was $0.

Series #JTDXY

The Series #JTDXY has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of the Series #JTDXY and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of the Series #JTDXY together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion ("Operating Expenses Reimbursement Obligation"). As of June 30, 2024, the prepaid Asset Management Fee was $0. Asset Management Fee for the six months ended June 30, 2024, was $0.

Series #NHMOP

The Series #NHMOP has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of the Series #NHMOP and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of the Series #NHMOP together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion ("Operating Expenses Reimbursement Obligation"). As of June 30, 2024, the prepaid Asset Management Fee was $0. Asset Management Fee for the six months ended June 30, 2024, was $0.

Series #OJXLW

The Series #OJXLW has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of the Series #OJXLW and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of the Series #OJXLW together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion ("Operating Expenses Reimbursement Obligation"). As of June 30, 2024, the prepaid Asset Management Fee was $0. Asset Management Fee for the six months ended June 30, 2024, was $0.

Series #ORHOF

The Series #ORHOF has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of the Series #ORHOF and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of the Series #ORHOF together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion ("Operating Expenses Reimbursement Obligation"). As of June 30, 2024, the prepaid Asset Management Fee was $0. Asset Management Fee for the six months ended June 30, 2024, was $0.

Series #P7FJ5

The Series #P7FJ5 has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of the Series #P7FJ5 and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of the Series #P7FJ5 together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion ("Operating Expenses Reimbursement Obligation"). As of June 30, 2024, the prepaid Asset Management Fee was $0. Asset Management Fee for the six months ended June 30, 2024, was $0.

Series #QGXF0

The Series #QGXF0 has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of the Series #QGXF0 and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of the Series #QGXF0 together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion ("Operating Expenses Reimbursement Obligation"). As of June 30, 2024, the prepaid Asset Management Fee was $0. Asset Management Fee for the six months ended June 30, 2024, was $0.

Series #RPFUV

The Series #RPFUV has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of the Series #RPFUV and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of the Series #RPFUV together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion ("Operating Expenses Reimbursement Obligation"). As of June 30, 2024, the prepaid Asset Management Fee was $0. Asset Management Fee for the six months ended June 30, 2024, was $0.

Series #SOV9W

The Series #SOV9W has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of the Series #SOV9W and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of the Series #SOV9W together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion ("Operating Expenses Reimbursement Obligation"). As of June 30, 2024, the prepaid Asset Management Fee was $0. Asset Management Fee for the six months ended June 30, 2024, was $0.

Series #WGI3Z

The Series #WGI3Z has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of the Series #WGI3Z and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of the Series #WGI3Z together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion ("Operating Expenses Reimbursement Obligation"). As of June 30, 2024, the prepaid Asset Management Fee was $0. Asset Management Fee for the six months ended June 30, 2024, was $0.

Series #WRA7O

The Series #WRA7O has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of the Series #WRA7O and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of the Series #WRA7O together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion ("Operating Expenses Reimbursement Obligation"). As of June 30, 2024, the prepaid Asset Management Fee was $0. Asset Management Fee for the six months ended June 30, 2024, was $0.

Series #ZAUH4

The Series #ZAUH4 has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of the Series #ZAUH4 and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of the Series #ZAUH4 together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion ("Operating Expenses Reimbursement Obligation"). As of June 30, 2024, the prepaid Asset Management Fee was $0. Asset Management Fee for the six months ended June 30, 2024, was $0.

Series #ZIE3T

The Series #ZIE3T has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of the Series #ZIE3T and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of the Series #ZIE3T together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion ("Operating Expenses Reimbursement Obligation"). As of June 30, 2024, the prepaid Asset Management Fee was $0. Asset Management Fee for the six months ended June 30, 2024, was $0.

NOTE 4: SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date on the consolidated financial statements that were available to be issued, which is September 30, 2024 and has determined that there were no material subsequent events that require disclosure in these financial statements.

NOTE 5: APPROVAL OF CONSOLIDATED FINANCIAL STATEMENTS

The consolidated and consolidating financial statements have been approved by the management of the APPL and authorized for issue on October 2, 2024.

EXHIBIT INDEX

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Certificate of Formation of Ark7 Properties Plus LLC*
2.2	Operating Agreement of Ark7 Properties Plus LLC*
3.1	Series #WGI3Z Series Designation*
3.2	Series #0XYT6 Series Designation*
3.3	Series # ZIE3T Series Designation*
3.4	Series #JTDXY Series Designation*
3.5	Series #FTWDS Series Designation*
3.6	Series #P7FJ5 Series Designation*
3.7	Series #WRA7O Series Designation*
3.8	Series #SOV9W Series Designation*
3.9	Series #QGXF0 Series Designation*
3.10	Series #NHMOP Series Designation*
3.11	Series #RPFUV Series Designation*
3.12	Series #ORHOF Series Designation*
3.13	Series #DIVTU Series Designation*
3.14	Series #OJXLW Series Designation*
3.15	Series #ZAUH4 Series Designation*
3.16	Series #EYPIR Series Designation*
3.17	Series #5VCTK Series Designation*
3.18	Series #ET8BV Series Designation*
4.1	Form of Series #[______] Subscription Agreement*
6.1	Real Estate Purchase Agreement dated April 15, 2022, between Seller and Series #WGI3Z, as amended*
6.2	Real Estate Purchase Agreement dated July 7, 2022 between Seller and Series #0XYT6, as amended*
6.3	Real Estate Purchase Agreement dated August 2, 2022 between Seller and Series #ZIE3T*
6.4	Real Estate Purchase Agreement dated August 15, 2022 between Seller and Series #JTDXY*
6.5	Real Estate Purchase Agreement between Seller and Ark7 for the property located at 1527 Iris Walk, Jonesboro, GA 30238*
6.6	Real Estate Purchase Agreement between Seller and Ark7 for the property located at 1541 Iris Walk Jonesboro, GA 30238*
6.7	Real Estate Purchase Agreement between Seller and Ark7 Properties Plus LLC - Series #WRA7O*
6.8	Assignment and Sale and Purchase Agreement between Ark7 and Ark7 Properties Plus LLC - Series #FTWDS LLC*
6.9	Assignment of Sale and Purchase Agreement between Ark7 and Ark7 Properties Plus LLC - Series #P7FJ5 LLC*
6.10	Real Estate Purchase Agreement between Seller and Series #SOV9W*
6.11	Real Estate Purchase Agreement between Seller and Series #QGXF0*
6.12	Asset Management Agreement between Ark7 Properties Plus LLC - Series #WGI3Z and Ark7 Inc. dated April 15, 2022*
6.13	Asset Management Agreement between Ark7 Properties Plus LLC - Series #0XYT6 dated July 1, 2022*
6.14	Asset Management Agreement between Ark7 Properties Plus LLC - Series #ZIE3T dated August 1, 2022*
6.15	Asset Management Agreement between Ark7 Properties Plus LLC - Series #JTDXY dated August 1, 2022*
6.16	Asset Management Agreement between Ark7 and Ark7 Properties Plus LLC - Series #FTWDS LLC*
6.17	Asset Management Agreement between Ark7 and Ark7 Properties Plus LLC - Series #P7FJ5 LLC*
6.18	Asset Management Agreement between Ark7 and Ark7 Properties Plus LLC - Series #WRA7O*
6.19	Asset Management Agreement between Ark7 and Ark7 Properties Plus LLC - Series #SOV9W*
6.20	Asset Management Agreement between Ark7 and Ark7 Properties Plus LLC - Series #QGXF0*
6.21	Inter-company Loan Agreement between Ark7 Inc. and Series #WGI3Z*
6.22	Inter-company Loan Agreement between Ark7 Inc. and Series #0XYT6*
6.23	Inter-company Loan Agreement between Ark7 Inc. and Series # ZIE3T*
6.24	Inter-company Loan Agreement between Ark7 Inc. and Series #JTDXY*
6.25	Inter-company Loan Agreement between Ark7 Properties Plus LLC and Ark7 Properties Plus LLC - Series #FTWDS LLC*
6.26	Inter-company Loan Agreement between Ark7 Properties Plus LLC and Ark7 Properties Plus LLC - Series #P7FJ5 LLC*
6.27	Inter-company Loan Agreement between Ark7 Properties Plus LLC and Series #WRA7O*
6.28	Inter-company Loan Agreement between Ark7 Properties Plus LLC and Series #SOV9W*
6.29	Inter-company Loan Agreement between Ark7 Properties Plus LLC and Series QGXF0*
6.30	Form of Lease Agreement*
6.31	Real Estate Purchase Agreement dated August 2, 2022 between Seller and Series #NHMOP*
6.32	Real Estate Purchase Agreement dated August 15, 2022 between Seller and Series #RPFUV*
6.33	Asset Management Agreement between Ark7 and Ark7 Properties Plus LLC - Series #NHMOP*
6.34	Asset Management Agreement between Ark7 and Ark7 Properties Plus LLC - Series #RPFUV*
6.35	Inter-company Loan Agreement between Ark7 Properties Plus and Series #NHMOP*
6.36	Inter-company Loan Agreement between Ark7 Properties Plus and Series #RPFUV*
6.37	Real Estate Purchase Agreement dated October 30, 2023 between Seller and Series #ORHOF*
6.38	Real Estate Purchase Agreement dated December 20, 2023 between Seller and Series #DIVTU*
6.39	Asset Management Agreement between Ark7 and Ark7 Properties Plus LLC - Series #ORHOF*
6.40	Asset Management Agreement between Ark7 and Ark7 Properties Plus LLC - Series #DIVTU*
6.41	Inter-company Loan Agreement between Ark7 Properties Plus and Series #ORHOF*
6.42	Inter-company Loan Agreement between Ark7 Properties Plus and Series #DIVTU*
6.43	Real Estate Purchase Agreement dated December 30, 1899 between Seller and Series #OJXLW*
6.44	Real Estate Purchase Agreement dated December 30, 1899 between Seller and Series #ZAUH4*
6.45	Real Estate Purchase Agreement dated December 30, 1899 between Seller and Series #EYPIR*
6.46	Real Estate Purchase Agreement dated December 30, 1899 between Seller and Series #5VCTK*
6.47	Real Estate Purchase Agreement dated December 30, 1899 between Seller and Series #ET8BV*
6.48	Asset Management Agreement between Ark7 and Ark7 Properties Plus LLC - Series #OJXLW*
6.49	Asset Management Agreement between Ark7 and Ark7 Properties Plus LLC - Series #ZAUH4*
6.50	Asset Management Agreement between Ark7 and Ark7 Properties Plus LLC - Series #EYPIR*
6.51	Asset Management Agreement between Ark7 and Ark7 Properties Plus LLC - Series #5VCTK*
6.52	Asset Management Agreement between Ark7 and Ark7 Properties Plus LLC - Series #ET8BV*
6.53	Inter-company Loan Agreement between Ark7 Properties Plus LLC and Series #OJXLW*
6.54	Inter-company Loan Agreement between Ark7 Properties Plus LLC and Series #ZAUH4*
6.55	Inter-company Loan Agreement between Ark7 Properties Plus LLC and Series #EYPIR*
6.56	Inter-company Loan Agreement between Ark7 Properties Plus LLC and Series #5VCTK*
6.57	Inter-company Loan Agreement between Ark7 Properties Plus LLC and Series #ET8BV*
9.1	Letter regarding change in accountant from George Dimov CPA dated April 30, 2023*

____________________

* Previously Filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in the State of California, on October 4, 2024.

Ark7 Properties Plus LLC a Delaware series limited liability company

By	/s/ Ark7 Inc., a Delaware corporation
Its: Managing Member

	By:	/s/ Yizhen Zhao
	Name:	Yizhen Zhao
	Title:	President

This report has been signed by the following persons in the capacities and on the dates indicated.

Ark7 Properties Plus LLC a Delaware series liability company

By	/s/ Ark7 Inc., a Delaware corporation
Its: Managing Member

	By:	/s/ Yizhen Zhao
	Name:	Yizhen Zhao
	Title:	Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer of Ark7 Inc., Managing Member of Ark7 Properties Plus LLC
	Date:	October 4, 2024